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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                Semele Group Inc.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)


                                   8166 18 201
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                                 (CUSIP Number)

         James A. Coyne, Executive Vice President, Equis Financial Group
                  200 Nyala Farms, Westport, Connecticut 06880
                                 (203) 341-0555
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


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CUSIP No. 8166 18 201                                  Page 2 of 5 Pages
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1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           James A. Coyne
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                   (b) / /

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3.         SEC USE ONLY


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4.         SOURCE OF FUNDS
           OO

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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                        / /

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

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        NUMBER OF           7.    SOLE VOTING POWER
          SHARES                  366,747
                            ---------------------------------------------------
       BENEFICIALLY         8.    SHARED VOTING POWER
         OWNED BY                 None
                            ---------------------------------------------------
           EACH             9.    SOLE DISPOSITIVE POWER
        REPORTING                 284,608
                            ---------------------------------------------------
          PERSON            10.   SHARED DISPOSITIVE POWER
           WITH                   None
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           366,747

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES            / /

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.6%

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14.        TYPE OF REPORTING PERSON
           IN

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CUSIP No. 8166 18 201                                  Page 3 of 5 Pages
-------------------------                             -------------------------


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware corporation ("Semele"). The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by the following reporting person (the "Reporting Person"):

         James A. Coyne. Mr. Coyne is President and Chief Operating Officer of Semele. Mr. Coyne is also Executive Vice President/Capital Markets of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis"). Equis is engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Coyne's business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Coyne is a U.S. citizen.

         During the last five years, the Reporting Person was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 1, 2001, the issuance of 129,617 of the 239,525 shares of Common Stock of Semele that had been issued to Mr. Coyne as of November 2, 2000, was voided by Semele. Mr. Coyne had acquired the 239,525 shares in payment of $1,245,532 of principal and accrued interest owed to Mr. Coyne under the terms of a promissory note issued to Mr. Coyne on December 22, 1999, in connection with the acquisition by Semele on that date of 85% of the outstanding capital stock of Equis II Corporation ("Equis II"). The other selling Equis II stockholders were Gary D. Engle, Chairman and Chief Executive Officer of Semele and President and Chief Executive Officer of Equis, and four trusts for the benefit of Mr. Engle's children, of which Mr. Engle's brother serves as trustee. Semele and the former Equis II stockholders agreed that the installment of the purchase price of $3,6000,000 in the aggregate that was due on May 31, 2000, plus accrued interest of $99,600 in the aggregate through August 31, 2000, be paid in 711,462 shares of Semele Common Stock valued at $5.20 per share, if stockholder approval for the payment in shares was obtained. Stockholder approval was obtained at the 2000 Annual Meeting of Stockholders held on November 2, 2000.


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CUSIP No. 8166 18 201                                  Page 4 of 5 Pages
-------------------------                             -------------------------

         Semele was aware of the limitations set forth in Section 382 of the Internal Revenue Code and the consequences of a change of ownership of Semele under the federal income tax rules, and intended not to create a change of ownership by the November 2000 issuance of additional shares to Messrs. Engle and Coyne and the Engle family trusts. This is evidenced by the language in Semele's By-laws which prohibit such action, by Semele's request for advice of counsel regarding the number of shares which could be issued, and by the language in Semele's Proxy Statement dated October 4, 2000, relating to the 2000 Annual Meeting.

         The determination by the Board of Directors to approve the issuance of 711,462 shares to Messrs. Coyne and Engle and related Engle family trusts was based on an analysis it had received from counsel pursuant to a letter dated July 18, 2000. Counsel's analysis was based on an incorrect understanding of the facts relating to the ownership of shares prior to the date of such issuance and, as a result of such factual error, counsel's conclusion as to the number of shares which could be issued by Semele without causing a change of ownership under Section 382 was overstated by 385,000 shares. Accordingly, as a result of such factual error, the number of shares issued by Semele, which was contingent on, and intended to be limited to an amount not to exceed, the Section 382 limit, was 385,000 too many, and the issuance of such excess shares has therefore been voided ab initio in order to carry out the intentions of the Board of the Directors, Messrs. Engle and Coyne and the requirements of the By-laws.

         The 385,000 shares whose issuance was voided have been allocated among the shares issued to Messrs. Engle and Coyne and the Engle family trusts in November 2000 in the same proportion as the 711,462 shares were originally allocated among such stockholders. An amount of $2,002,000 in the aggregate (385,000 shares valued at $5.20 per share) has been added back to the principal amounts of the promissory notes in the same proportion as the $3,600,000 principal payment was originally credited among the promissory notes, and the promissory notes have been amended to provide for the payment of such added-back principal amounts on January 1, 2002.

ITEM 4.  PURPOSE OF TRANSACTION

         Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this statement, Mr. Coyne beneficially owns 366,747 shares of Semele Common Stock, representing approximately 17.6% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Coyne include 284,608 shares owned directly and 82,139 shares owned by the trustee of a rabbi trust for the benefit of Mr. Coyne, which represent salary deferred by Mr. Coyne through December 31, 2000.



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CUSIP No. 8166 18 201                                  Page 5 of 5 Pages
-------------------------                             -------------------------


         Mr. Coyne has the sole power to vote and dispose of, or to direct the vote and disposition of, the 366,747 shares owned by him individually. Mr. Coyne has the sole power to vote or to direct the vote of the 82,139 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares.

         There have been no transactions in Semele Common Stock by the Reporting Person during the 60-day period prior to the date of this statement, except as follows: On November 30, 2000, the trustee of the rabbi trust for the benefit of Mr. Coyne received from Semele 2,457 shares for the benefit of Mr. Coyne, valued at $4.07 per share; and on December 31, 2000, the trustee received 2,623 shares for the benefit of Mr. Coyne, valued at $3.81 per share. All these shares represent salary deferred by Mr. Coyne during 2000. The issuance of 129,617 of the 239,525 shares of Common Stock of Semele issued to Mr. Coyne as of November 2, 2000, was voided by Semele on February 1, 2001.

         Except for the trustee of the rabbi trust for the benefit of Mr. Coyne, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of, the Semele Common Stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Of the shares beneficially owned by Mr. Coyne, 82,139 shares are held by the trustee of a rabbi trust for the benefit of Mr. Coyne. These shares represent Mr. Coyne's salary from Semele, which he has elected to defer. Shares in the rabbi trust attributable to Mr. Coyne's salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Coyne are forfeited and returned to Semele if Semele terminates Mr. Coyne's employment for cause. Shares held in the rabbi trust for the benefit of Mr. Coyne will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradable, Semele will redeem the shares in installments within three years at fair market value.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 2001                  /s/ James A. Coyne
                                   ----------------------------
                                   James A. Coyne